                                                                    Exhibit 99.1



                                 INTERIM REPORT

                          6 MONTHS ENDED JUNE 30, 2002

                                 HOLLINGER INC.

CONSOLIDATED FINANCIAL HIGHLIGHTS


Six months ended June 30                                  2002          2001
------------------------------------------------------------------------------
                                                         (millions of dollars)
Total revenue                                             828.5        1,062.5
------------------------------------------------------------------------------
Net loss                                                  (21.0)          (0.3)
------------------------------------------------------------------------------
                                                                (dollars)
Net loss per retractable common share                     (0.65)         (0.01)
------------------------------------------------------------------------------

Throughout this report, Hollinger Inc. is referred to as "Hollinger" or the "Company", Hollinger International Inc. is referred to as "Hollinger International Inc." or "Hollinger International" and Hollinger Canadian Newspapers, Limited Partnership is referred to as "Hollinger L.P." The word "company" refers to one or other of Hollinger Inc.'s subsidiary companies, depending on the context.

References to "dollars" and "$" are to Canadian dollars, "US$" are to United States dollars and "pounds sterling" and "(pound)" are to lawful currency of the United Kingdom.

"EBITDA" means earnings before interest, taxes, depreciation and amortization.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------

OVERVIEW

The Company's principal asset is its approximate 29.7% equity interest and 70.8% voting interest at June 30, 2002, in Hollinger International. Hollinger International is a leading publisher of English language newspapers in the United States, the United Kingdom and Israel. Included among the newspapers which Hollinger International owns are the Chicago Sun-Times, a large number of community newspapers in the Chicago area, The Daily Telegraph (London) and The Jerusalem Post.

CONSOLIDATED RESULTS OF OPERATIONS

The net loss in the second quarter of 2002 amounted to $18.2 million or a loss of $0.57 per retractable common share compared with $8.9 million or a loss of $0.26 per share in 2001. The net loss in the six months ended June 30, 2002 amounted to $21.0 million or a loss of $0.65 per share compared to a net loss of $0.3 million or a loss of $0.01 per share in 2001.

Sales revenue and operating income for the second quarter of 2002 were $403.7 million and $26.7 million compared with $483.2 million and an operating loss of $6.1 million in 2001. Sales revenue and operating income for the six months ended June 30, 2002 were $812.8 million and $56.0 million compared with $994.0 million and $5.9 million in 2001. The reduction in sales revenue primarily results from the sales of Canadian properties in 2001 but is also due to lower sales revenue in local currency at both the U.K. Newspaper Group and Chicago Group. The improvement in year over year operating income results from improved operating results in local currency at Chicago Group and the U.K. Newspaper Group, the 2001 sale of the National Post, which incurred significant operating losses in the second quarter and six months ended June 30, 2001 and the adoption on January 1, 2002 of The Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3062 which resulted in goodwill not being amortized subsequent to January 1, 2002. In second quarter 2001 and six months ended June 30, 2001 amortization of goodwill, intangibles and circulation which is not being amortized in 2002, approximated $15.9 million and $32.1 million, respectively. These improvements were partly offset by the effects of the sale in 2001 of Canadian newspapers which contributed operating income in 2001.

Interest expense for the second quarter of 2002 was $27.0 million compared with $45.4 million in 2001, a reduction of $18.4 million and for the six months ended June 30, 2002 was $62.6 million compared with $90.0 million in 2001, a reduction of $27.4 million. These reductions mainly result from lower debt levels in 2002 compared with 2001. The Company reduced its Bank Credit Facility in mid 2001 by $142.0 million and made an additional $38.5 million repayment in January 2002. In addition, Hollinger International Inc. reduced its long-term debt in March 2002 and in 2001.

Investment and other income in the second quarter 2001 and six months ended June 30, 2002 amounted to $6.0 million and $15.7 million compared with $31.6 million and $68.5 million in 2001, a decrease of $25.6 million and $52.8 million, respectively. Investment and other income in the second quarter 2001 and six months ended June 30, 2001 included interest on debentures issued by a subsidiary of CanWest Global Communications Corp. ("CanWest") and a dividend on CanWest shares. In September 2001, CanWest temporarily suspended its semi-annual dividend. In the latter part of 2001, all of the shares were sold and participation interests were sold in respect of nearly all of the debentures, resulting in significantly lower interest and dividend income in 2002. Most of the proceeds from the disposal of the CanWest investments

--------------------------------------------------------------------------------

were retained as short-term investments at low rates of interest until the end of the first quarter 2002 when a portion of Hollinger International's long-term debt was retired. This has resulted in lower interest expense but this benefit is not fully reflected in the six months ended June 30, 2002.

Unusual items in the second quarter 2002 amounted to a gain of $3.4 million compared with 0.1 million in 2001. Unusual items in second quarter 2002 included additional costs of retiring a portion of Hollinger International's long-term debt, a gain on the dilution of the investment in Hollinger International, a foreign exchange gain in respect of the Hollinger Participation Trust and the costs of the buyout of a leasehold interest. Unusual items in second quarter 2001 included a gain on the dilution of the investment in Hollinger International offset in part by the write-offs of investments and duplicative start-up costs related to the new printing facility in Chicago.

Net loss in equity accounted companies in 2001 primarily includes an equity accounted loss in Interactive Investor International.

U.K. NEWSPAPER GROUP

In pounds sterling, sales revenue at The Telegraph Group Limited ("Telegraph") in second quarter 2002 were (pound)78.3 million compared with (pound)81.6 million in 2001, a decrease of (pound)3.3 million or 4.1%. For the six months ended June 30, 2002 sales revenues were (pound)164.9 million compared with (pound)180.3 million in 2001, a decrease of (pound)15.4 million or 8.5%. The decrease in sales revenue was mainly the result of lower advertising revenue, which, in local currency, was (pound)52.7 million in second quarter 2002 compared with (pound)54.7 million in 2001, a decrease of (pound)2.0 million or 3.8%. Display advertising decreased by 3.0% in the second quarter year over year and this included a 1% decrease in financial advertising. In the six months ended June 30, 2002 advertising revenue, in local currency, was (pound)111.5 million compared with (pound)127.3 million in 2001, a decrease of (pound)15.8 million or 12.4%.

Telegraph circulation revenue, in local currency, was (pound)21.4 million in second quarter 2002 compared with (pound)23.5 million in 2001, a decrease of (pound)2.1 million or 9.2%. Circulation revenue in the second quarter has been reduced by a (pound)2.2 million provision following a revised estimate of expected redemption rates for vouchers issued principally prior to second quarter 2002 to attract new sales. Excluding this provision, circulation revenue in second quarter 2002 was comparable to 2001. Increased revenue resulting from the increase to the price of The Daily Telegraph implemented in September 2001 has been offset by lower revenue from the change in the mix of sales between newsstand and subscribers. In the six months ended June 30, 2002 circulation revenue in local currency, was (pound)45.2 million compared with (pound)46.3 million in 2001, a decrease of (pound)1.1 million or 2.4%.

Telegraph newsprint costs for the second quarter 2002, in local currency, were (pound)13.5 million compared with (pound)16.7 million in 2001, a decrease of (pound)3.2 million or 19.0%. The decrease results from a 9.9% reduction in consumption due to lower pagination as a result of lower advertising revenue, and a 10.0% reduction in the average price per tonne of newsprint. In the six months ended June 30, 2002 newsprint costs, in local currency, were (pound)27.7 million compared with (pound)34.3 million in 2001, a decrease of (pound)6.6 million or 19.4%.

--------------------------------------------------------------------------------

Telegraph compensation costs for the second quarter 2002, in local currency, were (pound)15.4 million compared with (pound)16.4 million in 2001, a decrease of (pound)1.0 million or 6.2%. In the six months ended June 30, 2002 compensation costs, in local currency, were (pound)30.9 million compared with (pound)32.7 million in 2001, a decrease of (pound)1.8 million or 5.5%. The lower compensation costs in 2002 result primarily from reduced staff mainly in editorial.

Locally reported other operating expenses, improved 11.0% quarter over quarter and 8.4% year over year. The lower costs result from savings in most areas but particularly editorial and marketing.

Operating income in second quarter 2002 was $14.5 million in 2002 compared with $7.0 million in 2001, an increase of $7.5 million which was primarily the result of savings in newsprint, compensation and other operating expenses offset by lower advertising and circulation revenue. In the six months ended June 30, 2002 operating income was $50.0 million compared with $50.6 million in 2001, a decrease of $0.6 million.

Operating income in second quarter 2001 of $7.0 million and for the six months ended June 30, 2001 of $50.6 million is after deduction of $6.5 million and $13.1 million, respectively, of amortization of goodwill, circulation and other intangibles. As a result of the adoption of Section 3062 in effect from January 1, 2002, goodwill was not amortized in 2002.

The ABC net circulation figure for The Daily Telegraph for the period January 2002 to June 2002 was 1,004,574, some 295,000 copies ahead of its nearest competitor The Times. The Daily Telegraph sold an average of 1,004,369 copies during June. The ABC net circulation figure for The Sunday Telegraph for the period January 2002 to June 2002 was 781,101.

The ABC weekly circulation figure for The Spectator for the period July to December 2001 (latest figures available) was 61,669 compared to 59,831 for the same period in 2000, an increase of over 3%.

CHICAGO GROUP

Sales revenue for the Chicago Group was US$113.5 million in second quarter 2002 and US$218.2 million in the six months ended June 30, 2002 compared with US$115.5 million and US$223.6 million in 2001, decreases of US$2.0 million or 1.7% and US$5.4 million or 2.4%, respectively. Advertising revenue was US$87.9 million in second quarter 2002 and US$167.3 million in the six months ended June 30, 2002 compared with US$89.1 million and US$170.3 million in 2001, decreases of US$1.2 million or 1.3% and US$3.0 million or 1.8%, respectively. The second quarter decrease results almost entirely from lower retail advertising revenue with national and classified advertising revenues being relatively stable year over year. Increased classified advertising revenue in the real estate and automotive sectors offset lower revenues from recruitment advertising.

Circulation revenue was US$22.9 million in second quarter 2002 and US$45.7 million in the six months ended June 30, 2002 compared with US$23.1 million and US$46.7 million in 2001, decreases of US$0.2 million or 1.2% and US$1.0 million or 2.0%, respectively. The decreases were primarily as a result of price discounting. Printing and other revenue was US$2.7 million in second quarter 2002 and US$5.2 million in the six months ended June 30, 2002 compared with US$3.2 million and US$6.6 million in 2001, decreases of US$0.5 million and US$1.4 million, respectively.

--------------------------------------------------------------------------------

Newsprint expense in the second quarter was US$15.5 million compared with US$19.5 million in 2001, a decrease of US$4.0 million or 20.6% in the quarter. Total newsprint consumption in the quarter increased approximately 3.0% compared with the second quarter 2001, but the average cost per tonne of newsprint in the second quarter 2002 was approximately 24.0% lower than in the second quarter 2001. Newsprint expense in the six months ended June 30, 2002 was US$32.3 million compared with US$38.4 million in 2001, a decrease of US$6.1 million. Compensation costs in second quarter 2002 were US$42.6 million and in the six months ended June 30, 2002 were US$85.7 million compared with US$44.6 million and US$91.2 million in 2001, decreases of US$2.0 million or 4.4% and US$5.5 million or 6.0%, respectively. The decreases primarily result from staff reductions which took effect during 2001. Locally reported other operating costs in second quarter 2002 were US$33.9 million and in the six months ended June 30, 2002 were US$66.3 million compared with US$34.0 million and US$70.7 million in 2001, decreases of US$0.1 million or 0.5% and US$4.4 million or 6.2%, respectively. The decrease in other operating costs resulted from general cost reductions across all areas. Amortization in the second quarter 2002 was $1.5 million and in the six months ended June 30, 2002 was $3.0 million compared with $7.2 million and $14.5 million in 2001, reductions of $5.7 million and $11.5 million, respectively. The reductions primarily result from the adoption, effective January 1, 2002, of Section 3062 which resulted in intangible assets with indefinite useful lives not being amortized in 2002. Approximately $5.8 million of amortization in the second quarter 2001 and $11.6 million in the six months ended June 30, 2001 related to such assets.

Operating income, in the second quarter 2002 totalled $22.5 million and in the six months ended June 30, 2002 totalled $31.6 million compared with $11.4 million and $7.7 million in 2001, increases of $11.1 million and $23.9 million, respectively. The increases result from lower newsprint, compensation and other operating costs offset in part by lower sales revenue, each in local currency, and reduced amortization resulting from the adoption of Section 3062.

CANADIAN NEWSPAPER GROUP

Sales revenue in the Canadian Newspaper Group in second quarter 2002 was $29.3 million compared with $107.0 million in 2001 and for the six months ended June 30, 2002 was $54.0 million compared with $213.1 in 2001. Operating income was $1.5 million in second quarter 2002 compared with an operating loss of $14.1 million in 2001. The operating loss was $1.3 million in the six months ended June 30, 2002 compared with $35.2 million in 2001. The results for 2001 included UniMedia Company, the National Post and other Canadian newspaper properties, all of which were sold during 2001. These sales of newspapers accounted for the majority of the decrease in year over year sales revenue. The reduction in year over year operating loss also results from the sales of properties since the 2001 operating loss included the results of the National Post which reported an operating loss of $20.6 million in second quarter 2001 and $43.3 million in the six months ended June 30, 2001.

On a same store basis, sales revenue and operating income of the remaining operations were $28.9 million and $1.4 million in second quarter 2002 compared with $30.9 million and $0.7 million in 2001. For the six months ended June 30, 2002, sales revenue and operating income on a same store basis were $53.2 million and an operating loss of $1.1 million compared with $57.1 million and an operating loss of $2.1 million in 2001. Included in the operating income (loss) in 2002 is a $1.7 million expense in the second quarter and

--------------------------------------------------------------------------------

$3.6 million expense in the six months ended June 30, 2002 in respect of employee benefit costs of retired former Southam employees. The same store operating loss for second quarter 2001 and the six months ended June 30, 2001 is after deducting $0.5 million and $1.1 million, respectively in respect of amortization which under Section 3062 was not incurred in 2002.

COMMUNITY GROUP

Sales revenue and operating income for the Community Group was $6.0 million and a loss of $1.1 million in the second quarter 2002 compared with $8.3 million and a loss of $1.0 million in 2001. For the six months ended June 30, 2002 sales revenue and operating income was $11.2 million and a loss of $2.9 million compared with $15.8 million and a loss of $3.0 million in 2001. The results for 2001 include one U.S. Community Group newspaper which was sold in August 2001. This newspaper had sales revenue of US$0.4 million and break even operating income in the second quarter 2001 and sales revenue of US$0.7 million and an operating loss of US$0.2 million in the six months ended June 30, 2001. In addition, amortization in the amount of $0.3 million in the second quarter 2001 and $0.6 million in the six months ended June 30, 2001 at the Jerusalem Post was not incurred in 2002 as a result of Section 3062.

LIQUIDITY AND CAPITAL RESOURCES

WORKING CAPITAL

Working capital consists of current assets less current liabilities. At June 30, 2002 working capital, excluding the current portion of long-term debt, was a deficiency of $333.7 million compared to working capital of $140.2 million at December 31, 2001. Current assets were $697.4 million at June 30, 2002 and $1,203.5 million at December 31, 2001. Current liabilities, excluding the current portion of long-term debt, but including bank indebtedness, were $1,031.1 million at June 30, 2002 compared with $1,063.3 million at December 31, 2001. The $473.9 million reduction in working capital from December 31, 2001 to June 30, 2002 results primarily from US$317.4 million of cash and cash equivalents, which included both principal repayment and related premiums, being used to retire some of Hollinger International's long-term debt. Included in current liabilities are income taxes that have been provided on gains on sales of assets computed on tax bases that result in higher gains for tax purposes than for accounting purposes. Strategies have been and may be implemented that may also defer and/or reduce these taxes but the effects of these strategies have not been reflected in the accounts.

The Company's revolving bank credit facility was reduced to $81.9 million during January 2002 with proceeds from the sale of 2,000,000 Class A common shares of Hollinger International. The Company is presently negotiating an amendment and restatement of this credit facility which will extend the maturity date and amend certain other provisions of the agreement. The facility is repayable in full on demand.

The Company is an international holding company and its assets consist solely of investments in its subsidiaries and affiliated companies. As a result, the Company's ability to meet its future financial obligations is dependent upon the availability of cash flows from its United States and foreign subsidiaries

--------------------------------------------------------------------------------

through dividends, intercompany advances, management fees and other payments. Similarly, the Company's ability to pay dividends on its common stock and its preferred stock may be limited as a result of its dependence upon the distribution of earnings of its subsidiaries and affiliated companies. The Company's subsidiaries and affiliated companies are under no obligation to pay dividends and, in the case of Hollinger International Publishing Inc. ("Publishing") and its principal United States and foreign subsidiaries, are subject to statutory restrictions and restrictions in debt agreements that limit their ability to pay dividends. Substantially all of the shares of the subsidiaries of Hollinger International have been pledged to the group's lenders. The Company's right to participate in the distribution of assets of any subsidiary or affiliated company upon its liquidation or reorganization will be subject to the prior claims of the creditors of such subsidiary or affiliated company, including trade creditors, except to the extent that the Company may itself be a creditor with recognized claims against such subsidiary or affiliated company. As at June 30, 2002, Hollinger International did not meet a financial test set out in the trust indentures for Publishing's Senior and Senior Subordinated Notes. As a result, until and unless the test is met in the future, Publishing and its subsidiaries will be unable to borrow, make restricted investments, make advances, pay dividends or make other distributions to Hollinger International. Meeting the test will depend on improvements in Publishing's future income. Hollinger International currently has sufficient cash to meet its current anticipated cash obligations.

DEBT

Long-term debt, including the current portion, was $861.1 million at June 30, 2002 compared with $1,364.7 million at December 31, 2001.

During the six months ended June 30, 2002, US$292.8 million principal amount of long-term debt was repaid by Hollinger International, the majority of which was with respect to Hollinger International's Senior and Senior Subordinated Notes.

CASH FLOWS

Cash flows provided by operating activities were $50.6 million in the six months ended June 30, 2002, compared with cash flows used by operating activities of $26.9 million in 2001. The increase in cash flows provided by operating activities compared with 2001 primarily results from lower cash interest expense and lower cash taxes, as well as improvements in operating results.

Cash flows provided by investing activities were $26.7 million in the six months ended June 30, 2002, and cash flows provided by investing activities were $28.0 million in 2001. The cash flows provided by investing activities in 2002 resulted primarily from the sale of two million Class A common shares of Hollinger International in January 2002 and sale of fixed assets offset by capital expenditures. Cash flows provided by investing activities in 2001 resulted primarily from the sale of UniMedia Company offset, in part, by capital expenditures and additions to investments.

Cash flows used in financing activities were $527.1 million in the six months ended June 30, 2002 and cash flows provided by financing activities were $59.5 million in 2001. The cash flows used in financing activities

--------------------------------------------------------------------------------

in 2002 included cash dividends paid of $9.6 million and dividends and distributions to minority interests in Hollinger International and Hollinger L.P. of $20.6 million and the repayment of US$292.8 million of long-term debt primarily from available cash balances.

CONSOLIDATED FINANCIAL POSITION

During the six months ended June 30, 2002, 48 retractable common shares were retracted for cash of $7.50 per share. In addition, 11,000 Series II preference shares were retracted for the cash equivalent value of 0.46 of a Class A common share of Hollinger International at the time of retraction, which totalled $93,000.

During the second quarter of 2002, 600,000 Series II preference shares were retracted in exchange for 276,000 of Hollinger International Class A common shares.

As at August 16, 2002, the issued shares and options to purchase retractable common shares of the Company were as follows:

PREFERENCE SHARES          RETRACTABLE COMMON SHARES        OPTIONS
 4,755,979 Series II       32,068,889                       913,000
10,147,225 Series III

The retraction price of the outstanding retractable common shares of the Company as of July 9, 2002 was $7.50 per share.

GENERAL

Other than operating information for the second quarter discussed above, and for the first quarter discussed in the first quarter Interim Report, there have been no significant matters or changes affecting the Company since its Management's Discussion and Analysis for the year ended December 31, 2001 which was completed in March 2002.

DIVIDENDS

A regular quarterly dividend of 15 (cents) per retractable common share has been declared payable on September 10, 2002 to shareholders of record on August 27, 2002.

MARKET VALUE INFORMATION
BALANCE SHEET
--------------------------------------------------------------------------------
(in thousands of dollars except where noted)

                                                               JUNE 30        December 31
                                                                2002             2001
                                                            -----------       -----------
                                                           (not audited)
ASSETS
Investment in Hollinger International                       $   551,815       $   587,984
Other investments                                                13,708            13,853
Other assets                                                     22,373            22,773
                                                            -----------       -----------
                                                            $   587,896       $   624,610
                                                            ===========       ===========
LIABILITIES
Exchangeable shares                                         $   142,713       $   147,472
Other liabilities                                               203,631           236,356
                                                            -----------       -----------
                                                                346,344           383,828
                                                            -----------       -----------
NET ASSETS REPRESENTING SHAREHOLDERS' EQUITY
Capital stock                                                   271,774           271,774
Net unrealized decline in investments                           (30,278)          (59,770)
Net unrealized decrease in liabilities                            5,038             6,225
Retained earnings (deficit)                                      (4,982)           22,553
                                                            -----------       -----------
                                                                241,552           240,782
                                                            -----------       -----------
                                                            $   587,896       $   624,610
                                                            ===========       ===========
RETRACTABLE COMMON SHARES OUTSTANDING                        32,068,889        32,068,937
                                                            ===========       ===========
NET ASSET VALUE PER RETRACTABLE COMMON SHARE                $      7.53       $      7.51
                                                            ===========       ===========


STATEMENT OF INCOME AND EXPENSES
(not audited)
---------------------------------------------------------------------
(in thousands of dollars)

                                                                  Six months ended
                                                                      June 30

                                                                2002             2001
                                                            -----------       -----------
INCOME
Dividends                                                   $    11,996       $    22,213
Interest and other                                                3,439             9,860
Net management fees                                                 350             5,700
                                                            -----------       -----------
                                                                 15,785            37,773
                                                            -----------       -----------
EXPENSES
Administrative and other expenses                                 3,115             4,459
Interest expense                                                 10,191            15,950
                                                            -----------       -----------
                                                                 13,306            20,409
                                                            -----------       -----------
Income before the undernoted                                      2,479            17,364
Unusual items                                                      (234)               57
Income tax expense                                          $     6,582            (1,063)
                                                            -----------       -----------
Net income for the period                                         8,827       $    16,358
                                                            ===========       ===========
EARNINGS PER RETRACTABLE COMMON SHARE                       $      0.28       $      0.46
                                                            ===========       ===========

SCHEDULE OF SEGMENTED EARNINGS
(not audited)
--------------------------------------------------------------------------------
(in thousands of dollars)

                                                                            U.K.      CANADIAN     CORPORATE
                                             CHICAGO     COMMUNITY     NEWSPAPER     NEWSPAPER           AND    CONSOLIDATED
                                               GROUP         GROUP         GROUP         GROUP         OTHER           TOTAL
                                           ---------------------------------------------------------------------------------
                                                                    THREE MONTHS ENDED JUNE 30, 2002
                                           ---------------------------------------------------------------------------------

Sales revenue                              $ 176,289     $   6,040     $ 192,129     $  29,271     $       8       $ 403,737
Cost of sales and expenses                   145,939         6,474       167,476        27,381         9,668         356,938
                                           ---------    ----------     ---------     ---------     ---------       ---------
Income (loss) before interest, taxes,
   depreciation and amortization              30,350          (434)       24,653         1,890        (9,660)         46,799
Depreciation and amortization                  7,836           621        10,105           431         1,060          20,053
                                           ---------    ----------     ---------     ---------     ---------       ---------
Operating income (loss)                    $  22,514    $   (1,055)    $  14,548     $   1,459     $ (10,720)      $  26,746
                                           =========    ==========     =========     =========     =========       =========

                                                                    THREE MONTHS ENDED JUNE 30, 2001
                                           ---------------------------------------------------------------------------------

Sales revenue                              $ 177,894     $   8,275     $ 190,055     $ 106,975     $       6       $ 483,205
Cost of sales and expenses                   152,898         8,637       167,542       114,909         7,987         451,973
                                           ---------    ----------     ---------     ---------     ---------       ---------
Income (loss) before interest, taxes,
   depreciation and amortization              24,996          (362)       22,513        (7,934)       (7,981)         31,232
Depreciation and amortization                 13,540           673        15,537         6,140         1,444          37,334
                                           ---------    ----------     ---------     ---------     ---------       ---------
Operating income (loss)                    $  11,456    $   (1,035)    $   6,976     $ (14,074)    $  (9,425)      $  (6,102)
                                           =========    ==========     =========     =========     =========       =========




NOTE

1. Corporate and Other revenue includes operating results of miscellaneous operations.

SCHEDULE OF SEGMENTED EARNINGS
(not audited)
--------------------------------------------------------------------------------
(in thousands of dollars)

                                                                            U.K.       CANADIAN    CORPORATE
                                             CHICAGO    COMMUNITY      NEWSPAPER      NEWSPAPER          AND     CONSOLIDATED
                                               GROUP        GROUP          GROUP          GROUP        OTHER            TOTAL
                                           ----------------------------------------------------------------------------------
                                                                   SIX MONTHS ENDED JUNE 30, 2002
                                           ----------------------------------------------------------------------------------
Sales revenue                              $ 343,273     $ 11,182    $   404,352    $    53,964    $      20      $   812,791
Cost of sales and expenses                   295,769       12,935        333,861         54,354       19,302          716,221
                                           ---------     --------    -----------    -----------    ---------      -----------
Income (loss) before interest, taxes,
   depreciation and amortization              47,504       (1,753)        70,491           (390)     (19,282)          96,570
Depreciation and amortization                 15,883        1,196         20,437            882        2,123           40,521
                                           ---------     --------    -----------    -----------    ---------      -----------
Operating income (loss)                    $  31,621     $ (2,949)   $    50,054    $    (1,272)   $ (21,405)     $    56,049
                                           =========     ========    ===========    ===========    =========      ===========
Total assets                               $ 839,697     $ 85,453    $ 1,156,918    $   374,057    $ (21,405)     $ 2,812,910
                                           =========     ========    ===========    ===========    =========      ===========
Expenditures on capital assets             $  10,346     $  5,794    $     4,176    $     1,212    $      48      $    21,576
                                           =========     ========    ===========    ===========    =========      ===========

                                                                   SIX MONTHS ENDED JUNE 30, 2001
                                           ----------------------------------------------------------------------------------
Sales revenue                              $ 343,178     $ 15,767    $   421,938    $   213,124    $      12      $   994,019
Cost of sales and expenses                   308,526       17,341        340,500        235,746       11,760          913,873
                                           ---------     --------    -----------    -----------    ---------      -----------
Income (loss) before interest, taxes,
   depreciation and amortization              34,652       (1,574)        81,438        (22,622)     (11,748)          80,146
Depreciation and amortization                 26,942        1,428         30,815         12,567        2,528           74,280
                                           ---------     --------    -----------    -----------    ---------      -----------
Operating income (loss)                    $   7,710     $ (3,002)   $    50,623    $   (35,189)   $ (14,276)     $     5,866
                                           =========     ========    ===========    ===========    =========      ===========
Total assets                               $ 950,727     $ 46,001    $ 1,185,763    $ 1,443,932    $ 956,926      $ 4,583,349
                                           =========     ========    ===========    ===========    =========      ===========
Expenditures on capital assets             $  13,090     $    302    $    34,854    $     2,847    $     352      $    51,445
                                           =========     ========    ===========    ===========    =========      ===========


NOTE

1. Corporate and Other revenue includes operating results of miscellaneous operations.

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
(in thousands of dollars)

                                                            JUNE 30        December 31
                                                              2002            2001
                                                         -------------     ------------
                                                         (not audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                 $   301,021      $   806,347
Accounts receivable                                           384,283          360,619
Inventory                                                      12,099           36,506
                                                          -----------      -----------
                                                              697,403        1,203,472

Investments                                                   262,978          267,173
Capital assets                                                620,279        1,844,046
Goodwill                                                    1,124,261          162,129
Non-compete agreements                                          8,772           12,195
Deferred financing costs and other assets                      99,217          122,063
                                                          -----------      -----------
                                                          $ 2,812,910      $ 3,611,078
                                                          ===========      ===========

LIABILITIES
CURRENT LIABILITIES
Bank indebtedness                                         $    91,900      $   129,475
Accounts payable and accrued expenses                         448,996          469,990
Income taxes payable                                          490,188          463,853
Current portion of long-term debt                              10,551           10,020
                                                          -----------      -----------
                                                            1,041,635        1,073,338

LONG-TERM DEBT                                                850,568        1,354,708
EXCHANGEABLE SHARES                                           142,713          147,472
Deferred unrealized gain on exchangeable shares                 6,319            7,670
Future income taxes                                           269,592          486,937
                                                          -----------      -----------
                                                            2,310,827        3,070,125
                                                          -----------      -----------

MINORITY INTEREST AND DEFERRED CREDITS                        798,533          804,423
                                                          -----------      -----------
SHAREHOLDERS' EQUITY
Capital stock                                                 271,774          271,774
Deficit                                                      (515,923)        (485,313)
                                                          -----------      -----------
                                                             (244,149)        (213,539)
Equity adjustment from foreign currency translation           (52,301)         (49,931)
                                                          -----------      -----------
                                                             (296,450)        (263,470)
                                                          -----------      -----------
                                                          $ 2,812,910      $ 3,611,078
                                                          ===========      ===========


See accompanying notes to interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS
(not audited)
--------------------------------------------------------------------------------
(in thousands of dollars)

                                                          THREE MONTHS ENDED               SIX MONTHS ENDED
                                                                 JUNE 30                         JUNE 30
                                                         2002              2001            2002             2001
                                                     ---------        ---------       ---------      -----------
REVENUE
Sales                                                $ 403,737        $ 483,205       $ 812,791      $   994,019
Investment and other income                              6,040           31,592          15,686           68,502
                                                     ---------        ---------       ---------      -----------
                                                       409,777          514,797         828,477        1,062,521
                                                     ---------        ---------       ---------      -----------
EXPENSES
Cost of sales and expenses                             356,938          451,973         716,221          913,873
Depreciation and amortization                           20,053           37,334          40,521           74,280
Interest expense                                        27,006           45,383          62,624           90,007
                                                     ---------        ---------       ---------      -----------
                                                       403,997          534,690         819,366        1,078,160
                                                     ---------        ---------       ---------      -----------
NET LOSS IN EQUITY ACCOUNTED COMPANIES                    (322)          (2,556)           (485)          (6,821)
                                                     ---------        ---------       ---------      -----------

NET FOREIGN CURRENCY GAINS (LOSSES)                      2,635            2,590           1,006           (2,282)
                                                     ---------        ---------       ---------      -----------

EARNINGS (LOSS) BEFORE THE UNDERNOTED                    8,093          (19,859)          9,632          (24,742)
Unusual items                                            3,386              137         (53,309)          70,125
Income taxes                                           (21,188)           3,024          12,389          (17,677)
Minority interest                                       (8,477)           7,774          10,299          (28,028)
                                                     ---------        ---------       ---------      -----------
NET LOSS                                             $ (18,186)       $  (8,924)      $ (20,989)     $      (322)
                                                     =========        =========       =========      ===========

                                                               (DOLLARS)                     (DOLLARS)

NET LOSS PER RETRACTABLE COMMON SHARE
     Basic                                           $   (0.57)       $   (0.26)      $   (0.65)     $     (0.01)
     Fully diluted                                   $   (0.57)       $   (0.27)      $   (0.66)     $     (0.02)

See accompanying notes to interim consolidated financial statements.



CONSOLIDATED STATEMENTS OF DEFICIT
--------------------------------------------------------------------------------
(in thousands of dollars)

                                                                   SIX MONTHS ENDED
                                                                        JUNE 30

                                                                   2002              2001
                                                             ----------        ----------
DEFICIT AT BEGINNING OF PERIOD
     As previously reported                                  $ (485,313)       $ (310,988)
Net loss                                                        (20,989)             (322)
                                                             ----------        ----------
                                                               (506,302)         (311,310)
Dividends - retractable common shares                            (9,621)          (10,596)
Premium on retraction of retractable common shares                   --           (12,524)
                                                             ----------        ----------
DEFICIT AT END OF PERIOD                                     $ (515,923)       $ (334,430)
                                                             ==========        ==========


See accompanying notes to interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW
(not audited)
--------------------------------------------------------------------------------
(in thousands of dollars)

                                                                                     THREE MONTHS ENDED
                                                                                          JUNE 30
                                                                                      2002          2001
                                                                                 ---------     ---------
CASH PROVIDED BY (USED FOR):
OPERATIONS
Net loss                                                                         $ (18,186)    $  (8,924)
Unusual items                                                                       (3,386)         (137)
    Current income taxes related to unusual items                                   (1,497)          517
Items not involving cash:
    Depreciation and amortization                                                   20,053        37,334
    Future income taxes                                                             41,033        (5,062)
    Net earnings in equity accounted companies, net of dividends received              322         2,556
    Minority interest                                                                6,863       (15,575)
    Interest on debentures                                                          (2,246)      (25,489)
    Other                                                                            3,147         4,852
                                                                                 ---------     ---------

CASH FLOW PROVIDED BY (USED FOR) OPERATIONS                                         46,103        (9,928)

Change in non-cash operating working capital                                        31,702         6,961
Cash used for discontinued operations                                                 (374)         (339)
Other costs                                                                         (9,519)       14,756
                                                                                 ---------     ---------
                                                                                    67,912        11,450
                                                                                 ---------     ---------
FINANCING
Redemption and cancellation of capital stock                                            --          (149)
Redemption and cancellation of exchangeable shares                                      --           (52)
Issue of common shares of subsidiaries                                                 585         6,757
Increase in long-term debt and deferred liabilities                                  1,962         7,131
Dividends                                                                           (4,811)       (5,144)
Dividends and distributions paid to minority interests                             (11,058)      (10,605)
                                                                                 ---------     ---------
                                                                                   (13,322)       (2,062)
                                                                                 ---------     ---------

INVESTMENT
Proceeds on disposal of fixed assets                                                   126            51
Additions to fixed assets and assets under capital leases                          (11,922)      (11,689)
Additions to investments                                                            (4,458)      (14,384)
Proceeds on disposal of investments                                                     33           (48)
Additions to circulation                                                                --       (11,627)
Decrease in goodwill and other assets                                                4,078           151
Proceeds on disposal of newspaper operations                                            --         7,017
                                                                                 ---------     ---------
                                                                                   (12,143)      (30,529)
                                                                                 ---------     ---------
Effect of exchange rate changes on cash                                             (8,105)       (9,160)
                                                                                 ---------     ---------

INCREASE (DECREASE) IN CASH POSITION                                                34,342       (30,301)
CASH AT BEGINNING OF PERIOD                                                        266,679       264,744
                                                                                 ---------     ---------
CASH AT END OF PERIOD                                                            $ 301,021     $ 234,443
                                                                                 =========     =========
Supplemental disclosure of investing and financing activities
    Interest paid                                                                $   1,236       $ 5,310
                                                                                 =========     =========
    Income taxes paid                                                            $   1,509      $ 15,882
                                                                                 =========     =========



See accompanying notes to interim consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW
(not audited)
--------------------------------------------------------------------------------
(in thousands of dollars)

                                                                                      SIX MONTHS ENDED
                                                                                           JUNE 30
                                                                                      2002           2001
                                                                                ----------      ---------
CASH PROVIDED BY (USED FOR):
OPERATIONS
Net loss                                                                        $  (20,989)     $    (322)
Unusual items                                                                       53,309        (70,125)
    Current income taxes related to unusual items                                    1,469         24,213
Items not involving cash:
    Depreciation and amortization                                                   40,521         74,280
    Future income taxes                                                            (12,468)       (24,637)
    Net earnings in equity accounted companies, net of dividends received              485          6,821
    Minority interest                                                              (14,003)         9,574
    Interest on debentures                                                          (4,229)       (51,010)
    Other                                                                            6,527          4,327
                                                                                ----------      ---------

CASH FLOW PROVIDED BY (USED FOR) OPERATIONS                                         50,622        (26,879)

Change in non-cash operating working capital                                         1,318        (62,465)
Cash used for discontinued operations                                                 (754)          (675)
Other costs                                                                        (46,718)         9,665
                                                                                ----------      ---------
                                                                                     4,468        (80,354)
                                                                                ----------      ---------
FINANCING
Redemption and cancellation of capital stock                                            --           (268)
Redemption and cancellation of exchangeable shares                                     (93)          (317)
Issue of common shares of subsidiaries                                               1,283         10,537
(Decrease) increase in long-term debt and deferred liabilities                    (498,093)        96,288
Dividends                                                                           (9,621)       (10,596)
Dividends and distributions paid to minority interests                             (20,621)       (36,181)
                                                                                ----------      ---------
                                                                                  (527,145)        59,463
                                                                                ----------      ---------

INVESTMENT
Proceeds on disposal of fixed assets                                                16,074             57
Additions to fixed assets and assets under capital leases                          (21,576)       (26,937)
Additions to investments                                                           (13,870)       (49,721)
Proceeds on disposal of investments                                                  2,488          1,754
Additions to circulation                                                                --        (24,508)
Decrease (increase) in goodwill and other assets                                     4,926         (2,524)
Proceeds on sale of investment in subsidiary                                        38,638             --
Proceeds on disposal of newspaper operations                                            --        129,924
                                                                                ----------      ---------
                                                                                    26,680         28,045
                                                                                ----------      ---------
Effect of exchange rate changes on cash                                             (9,329)        (6,627)
                                                                                ----------      ---------

(DECREASE) INCREASE IN CASH POSITION                                              (505,326)           527
CASH AT BEGINNING OF PERIOD                                                        806,347        233,916
                                                                                ----------      ---------
CASH AT END OF PERIOD                                                           $  301,021      $ 234,443
                                                                                ==========      =========
Supplemental disclosure of investing and financing activities
    Interest paid                                                               $   61,970      $  68,493
                                                                                ==========      =========
    Income taxes paid                                                           $    6,585      $  53,705
                                                                                ==========      =========


See accompanying notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PREPARATION

The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada. The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of generally accepted accounting principles for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2001.

The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the annual consolidated financial statements except that, in the six months ended June 30, 2002, the Company adopted the following principles:

(a) Goodwill and Other intangible assets

Effective January 1, 2002, the Company adopted CICA Handbook Section 3062 "Goodwill and Other Intangible Assets" ("Section 3062") and certain transitional provisions of Handbook Section 1581, "Business Combinations" ("Section 1581"). The new standards require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill. In addition, Section 3062 requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment by assessing the recoverability of the carrying value.

As of the date of adoption of Section 3062 and certain transitional provisions of Section 1581, the Company has discontinued amortization of all existing goodwill, evaluated existing intangible assets and has made the necessary reclassifications in order to conform with the new criteria for recognition of intangible assets apart from goodwill. Amounts previously ascribed to circulation, including costs capitalized to increase long-term readership and certain other intangible assets have now been reclassified to goodwill effective January 1, 2002.

In connection with the Section 3062 transitional impairment evaluation, the Company is required to assess whether goodwill is impaired as of January 1, 2002. As a result of this transitional impairment test, the Company has determined that the carrying amounts of certain of the Company's Canadian newspapers and certain of the properties of the Jerusalem Post are in excess of their estimated fair value. The goodwill recorded in respect of these operations approximates $51.0 million. The Company will determine the extent of the transitional impairment no later than December 31, 2002. Any transitional impairment will be recognized as an adjustment to retained earnings as at January 1, 2002. The Company has determined that the fair value of all other reporting units is in excess of the respective carrying amounts.

Effective January 1, 2002, the Company had unamortized goodwill in the amount of $1,144 million, which is no longer being amortized. This change in accounting policy cannot be applied retroactively and the amounts presented for prior periods have not been restated for this change. If this change in accounting policy were applied to the reported consolidated statement of earnings for the three and six months ended June 30, 2001, the impact of the change, in respect of goodwill, intangible assets and circulation not being amortized, would be as follows:

                                                                    THREE MONTHS ENDED    SIX MONTHS ENDED
                                                                       JUNE 30, 2001        JUNE 30, 2001
                                                                    --------------------------------------
                                                                       (in thousands)       (in thousands)
----------------------------------------------------------------------------------------------------------

Net loss - as reported                                                   $ (8,924)           $   (322)
                                                                         ========            ========
Add: goodwill, intangible assets and circulation amortization,
     net of tax and minority interest                                    $  5,027            $ 10,316
                                                                         ========            ========
Adjusted net earnings (loss)                                             $ (3,897)           $  9,994
                                                                         ========            ========
Basic loss per share - as reported                                       $  (0.26)           $  (0.01)
                                                                         ========            ========
Adjusted basic earnings (loss) per share                                 $  (0.11)           $   0.28
                                                                         ========            ========
Diluted loss per share - as reported                                     $  (0.27)           $  (0.02)
                                                                         ========            ========
Adjusted diluted earnings (loss) per share                               $  (0.11)           $   0.27
                                                                         ========            ========

----------------------------------------------------------------------------------------------------------

Adjusted net earnings (loss), noted above, reflects only the reduction in goodwill, intangible assets and circulation amortization expense and does not give effect to the impact that this change in accounting policy would have had on either the gains and losses resulting from the disposal of operations during 2001 or the amount of costs that could have been capitalized to increase long-term readership.

Goodwill as of June 30, 2002, as allocated by reportable segment is as follows:

(in thousands of dollars)

                                                                             U.K.       CANADIAN
                                            CHICAGO       COMMUNITY     NEWSPAPER      NEWSPAPER      CONSOLIDATED
                                              GROUP           GROUP         GROUP          GROUP             TOTAL
------------------------------------------------------------------------------------------------------------------
Goodwill                                   $368,333         $26,366      $658,932        $70,630        $1,124,261
------------------------------------------------------------------------------------------------------------------


The Company's amortized intangible assets consist of non-competition agreements with former owners of acquired newspapers which are amortized using the straight-line method over the term of the respective non-competition agreements.

The components of amortizable intangible assets are as follows:


                                   GROSS CARRYING AMOUNT      ACCUMULATED AMORTIZATION              NET BOOK VALUE
------------------------------------------------------------------------------------------------------------------
Amortizable Intangible Assets:
   Non-competition agreements                    $17,468                        $8,696                      $8,772
------------------------------------------------------------------------------------------------------------------

Amortization of non-competition agreements for the three months ended June 30, 2002 and 2001 was $1,464,000 and $1,450,000 respectively. Amortization of non-competition agreements for the six months ended June 30, 2002 and 2001 was $2,959,000 and $2,889,000 respectively.

There were no significant changes in the carrying amount of goodwill or non-competition agreements during the period ended June 30, 2002.

Since, effective January 1, 2002, the asset previously described as circulation no longer meets the criteria to be recognized and reported apart from goodwill, the Company no longer capitalizes the costs incurred to increase long-term readership previously capitalized as circulation.

(b) Stock-based Compensation and Other Stock-based Payments

Effective January 1, 2002, the Company adopted the new CICA Handbook Section 3870, "Stock-based Compensation and Other Stockbased Payments" ("Section 3870"). Under Section 3870, the Company is required to account for all stock-based payments to non-employees, including employees of Ravelston Corporation Limited ("Ravelston"), and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, using the fair value based method.

Under the fair value based method, stock options granted to employees of Ravelston, the parent company, are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. Such fair value determined is recorded as a dividend in kind in the Company's financial statements with no resulting impact on the Company's net earnings. The Company has not made any stock-based payments to non-employees, other than employees of Ravelston, or made awards to employees that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments since the adoption of
Section 3870.

The Company accounts for its stock-based payments to employees as capital transactions. No compensation cost is recorded, while the consideration paid by employees on the exercise of stock options is recorded as share capital.

Section 3870 was applied prospectively to all stock-based payments to employees of Ravelston granted on or after January 1, 2002. There is no impact of adoption of this standard on the Company's financial statements for the period ended June 30, 2002.

(c) Foreign Currency

Effective January 1, 2002, the Company adopted on a retroactive basis, the amended CICA Handbook Section 1650, "Foreign Currency Translation" ("Section 1650"), which eliminates the deferral and amortization of foreign currency translation gains and losses on long-term monetary items denominated in foreign currencies, with a fixed or ascertainable life. There was no impact on the Company upon adoption of this standard as at January 1, 2002 or any period presented. As a result of the substantial liquidation of Hollinger International's net investment in the Canadian Newspaper Group, foreign exchange losses of $21.2 million previously deferred as a component of shareholders' equity have been included in unusual items in the first quarter of 2002.

2. EXCHANGEABLE SHARES


                                                                          JUNE 30, 2002      December 31, 2001
--------------------------------------------------------------------------------------------------------------
4,755,979 Series II preference shares (2001, 5,366,979)                       $  41,241              $  46,000

10,147,225 Series III preference shares (2001, 10,147,225)                      101,472                101,472
--------------------------------------------------------------------------------------------------------------
                                                                              $ 142,713              $ 147,472
--------------------------------------------------------------------------------------------------------------

During the period ended June 30, 2002, a total of 11,000 Series II preference shares were retracted for the cash equivalent value of 0.46 of a Class A common share of Hollinger International at the time of retraction, which totalled $93,000. In addition, a total of 600,000 Series II preference shares were retracted in exchange for 276,000 of Hollinger International Class A common shares.

3. CAPITAL STOCK

                                                                         JUNE 30, 2002       December 31, 2001
--------------------------------------------------------------------------------------------------------------
Issued and fully paid

Preference shares

4,755,979 Series II (2001, 5,366,979)                                         $      --              $      --

10,147,225 Series III (2001, 10,147,225)                                             --                     --

Retractable common shares 32,068,889 (2001, 32,068,937)                         271,774                271,774
--------------------------------------------------------------------------------------------------------------
                                                                              $ 271,774              $ 271,774
--------------------------------------------------------------------------------------------------------------

During the period ended June 30, 2002, 48 retractable common shares were retracted for cash of $7.50 per share.

4. COMPARATIVE FIGURES

Certain amounts in 2001 have been reclassified to conform with the presentation in 2002.

TRANSFER AGENTS AND REGISTRARS

Retractable Common Shares and Series II and
III Preference Shares:

Computershare Trust Company of Canada, Toronto

STOCK EXCHANGE LISTINGS

The Retractable Common Shares are listed on The
Toronto Stock Exchange (stock symbol HLG.C)

The Series II and III Preference Shares are listed on
The Toronto Stock Exchange (stock symbols
HLG.PR.B and HLG.PR.C, respectively).

INVESTOR INFORMATION

Holders of the Company's securities and other interested parties seeking information about the Company should communicate with the Executive Vice-President and Chief Financial Officer, at 10 Toronto Street, Toronto, Ontario M5C 2B7,
Tel (416) 363-8721, Fax (416) 364-0832.

SHARE INFORMATION

For information relating to Retractable Common
Shares and Series II and III Preference Shares holdings, dividends, lost share certificates, etc., please communicate with:

Computershare Trust Company of Canada
Tel: (514) 982-7270 or 1-800-564-6253 (toll free in
Canada and U.S.) Fax: (416) 263-9394 or 1-888-453-0330
e-mail: caregistryinfo@computershare.com

MAJOR ELECTRONIC WEB SITES

Hollinger International http://www.hollinger.com
Telegraph               http://www.telegraph.co.uk
                        http://www.dailytelegraph.com
                        http://www.sundaytelegraph.com
                        http://www.spectator.com
                        http://www.handbag.com
Chicago Sun-Times       http://www.suntimes.com
Chicago Network         http://www.chicago-news.com
Jerusalem Post          http://jpost.co.il



                                 HOLLINGER INC.

                  10 Toronto Street, Toronto, Ontario, M5C 2B7
                   General Enquiries:Telephone (416) 363-8721
                               Fax: (416) 364-2088